UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on March 4, 2025, BIT ORIGIN LTD (the “Company”) dismissed its independent registered auditor, WWC, P.C., which action was approved and ratified by the Company’s Board of Directors on March 4, 2025.

(ii)	The reports of WWC, P.C. on the financial statements of the Company for the fiscal years ended June 30, 2024 and 2023 and related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended June 30, 2024, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended June 30, 2024 and through March 4, 2025, the date of dismissal, (a) there were no disagreements with WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, P.C., would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP, which has been disclosed in the Company’s annual report on Form 20-F.

(v)	The Company provided WWC, P.C. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On March 4, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective March 4, 2025. During the two most recent fiscal years ended June 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of HTL International, LLC, neither the Company, nor someone on its behalf, has consulted HTL International, LLC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in Item 16F (a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F (a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from WWC, P.C. addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board

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